Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each and American Depositary Receipts
(“ADRs”) by Directors

The Company was notified on 4 January 2008 that, on 4 January 2008, the following non-executive directors of the Company acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $48.7974 per ADR, having elected to surrender part of their quarterly directors’ fees for this purpose:

Ellen Marram Raymond Viault	358 ADRs 358 ADRs

The Company was notified on 7 January 2008 that, on 7 January 2008, the following non-executive directors of the Company acquired ordinary shares in the capital of the Company at a price of £6.13 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott The Lord Patten of Barnes David Thompson	1,456 shares 1,334 shares 2,122 shares 1,089 shares 1,112 shares 1,415 shares

Following these transactions, the non-executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott Ellen Marram The Lord Patten of Barnes David Thompson Raymond Viault	9,386 shares 88,067 shares 57,914 shares 1,945 shares 828 ADRs (representing 3,312 ordinary shares) 10,949 shares 52,613 shares 4,201 ADRs (representing 16,804 ordinary shares)

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:

J M Mills

Director of Group Secretariat

Tel: 020 7830 5176

7 January 2008